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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               -------------------

                                  PEAPOD, INC.
                            (NAME OF SUBJECT COMPANY)

                                  PEAPOD, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                              --------------------


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)


                                    704718105
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                              --------------------

                               ANDREW B. PARKINSON
                             CHIEF FINANCIAL OFFICER
                                  PEAPOD, INC.
                                9933 WOODS DRIVE
                             SKOKIE, ILLINOIS 60077
                                 (847) 583-9400
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                               CHRISTINE A. LEAHY
                           SIDLEY AUSTIN BROWN & WOOD
                                 BANK ONE PLAZA
                            10 SOUTH DEARBORN STREET
                             CHICAGO, ILLINOIS 60603
                                 (312) 853-7000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                                                        Contact:
                                                                Andrew Parkinson
                                                         Chief Financial Officer
                                                                Ph: 847-583-6239


July 20, 2001


On July 16, 2001 Peapod, Inc. (NASDAQ: PPOD) announced it had entered into an agreement and a plan of merger with Ahold (NYSE: AHO) pursuant to which Ahold will commence a cash tender offer to acquire all the publicly held shares of common stock of Peapod at a price of $2.15 per share. Although Ahold has not yet commenced the tender offer, at the time that the tender offer is commenced, Ahold will file a tender offer statement and Peapod will file a solicitation/ recommendation statement with the U.S. Securities and Exchange Commission with respect to the offer.

Peapod will not release its 2001 second quarter financial results on July 24, 2001 nor will Peapod hold a conference call that same day, as previously announced. Financial results for the 2001 second quarter and six-month period ended June 30, 2001 will be available in the Company's Form 10-Q for the 2001 second quarter, which is expected to be filed with the Securities and Exchange Commission on or about August 8, 2001.


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AHOLD HAS NOT YET COMMENCED THE TENDER OFFER DISCUSSED IN THIS PRESS RELEASE. AT
THE TIME THE OFFER IS COMMENCED, AHOLD WILL FILE A TENDER OFFER STATEMENT AND PEAPOD WILL FILE A SOLICITATION/ RECOMMENDATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE OFFER. PEAPOD
SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, BOTH OF WHICH WILL BE FILED WITH THE COMMISSION. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER
OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF PEAPOD, AT NO EXPENSE TO THEM. THESE DOCUMENTS ALSO WILL BE AVAILABLE AT NO CHARGE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.
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